4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES UPCOMING CORPORATE
PRESENTATIONS

WINNIPEG, Manitoba – (September 12, 2007) Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced its President and CEO, Albert D. Friesen, PhD, will present at the following investor conferences:

  The 4th annual Merriman Curhan Ford & Co. Investor Summit at Mark Hopkins InterContinental Hotel in San Francisco on Monday, September 17th at 9:00 AM Pacific.

  The A.G. Edwards' 2nd Annual Emerging Growth Conference at The New York Palace Hotel in New York on Tuesday, September 18th at 10:00 AM Eastern.

  The ThinkEquity Partners' 5th Annual Growth Conference at the St. Regis Hotel in San Francisco on Thursday, September 20th at 9:00 AM Pacific.

The A.G. Edwards presentation will be made available by webcast and can be accessed on the Investor Relations page of the Medicure website at www.medicure.com.

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Lead compound MC-1 in pivotal Phase 3 study for FDA approval
  Four positive Phase 2 trials completed with MC-1
  FDA Fast Track Designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Combination of MC-1 and lisinopril (MC-4232) completed Phase 2
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of

1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com